UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 15, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gol Intelligent Airlines Inc.

File No. 001-32221 - CF#37447

Gol Intelligent Airlines Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 14, 2019.

Based on representations by Gol Intelligent Airlines Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.14	through December 31, 2021
Exhibit 4.16	through December 31, 2021
Exhibit 4.17	through December 31, 2021
Exhibit 4.23	through July 30, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary